Exhibit 1

Stratus Technologies Bermuda Holdings Ltd. Cumberland House, 9th Floor One Victoria Street Hamilton HM 11, Bermuda

NEWS — NEWS — NEWS — NEWS — NEWS

Stratus Technologies Bermuda Holdings Ltd. Announces Financial Results for the Second Quarter of Fiscal Year 2014

Hamilton, Bermuda, October 10, 2013 – Stratus Technologies Bermuda Holdings Ltd. (together with its consolidated subsidiaries, “Stratus” or the “Company”), the leading provider of high availability solutions, today announced financial results for the second quarter of fiscal year 2014 ended August 25, 2013.

•	Q2 Revenue: $51.2 million

•	Q2 Net Loss: $5.4 million

•	Q2 Adjusted EBITDA: $15.0 million

Commenting on the quarter, Dave Laurello, Stratus CEO and president, said, “Despite continued currency headwinds, the second quarter of fiscal year 2014 was strong from an earnings perspective. This was due to a strong legacy quarter and our effective management of costs. From a market perspective, we continue to see sluggish x86 server sales worldwide which continues to negatively impact our business.”

Looking toward the future, Laurello added, “We continued the forward progress on our transition to a provider of software and services which prevent downtime before it occurs. The mobile world we live in is further driving demand for always-on applications, and our strategy is to enable both enterprises and cloud providers to deliver the right level of availability for these applications.”

Total revenue for the quarter-to-date period ended August 25, 2013 was $51.2 million as compared to $52.5 million in the quarter-to-date period ended August 26, 2012. This is a 3% decrease as reported, and a 4% increase at constant currency. Profit from operations was $10.5 million compared to $10.9 million for the same period last year. This is a 4% decrease as reported, and an 18% increase at constant currency. Profit from operations for the quarter-to-date period ended August 25, 2013 included restructuring charges of $1.2 million to further align spending with current business initiatives. Net loss was $5.4 million, compared to a net loss of $4.2 million in the second quarter of fiscal year 2013. This is a 29% increase as reported, and a 25% decrease at constant currency. Net loss for the quarter-to-date periods ended August 25, 2013 and August 26, 2012 include a net loss on change in fair value of embedded derivatives of $0.9 million and $0.5 million respectively. Net loss for the quarter-to-date periods ended August 25, 2013 and August 26, 2012 includes a net loss on extinguishment of debt of $0.8 million and $0.9 million, respectively.

The Company reported Adjusted EBITDA, a non-GAAP financial measure, of $15.0 million, or 29% of revenue, compared to $13.1 million, or 25% of revenue, for the same period last year. This represents a gross increase of 14% compared to the prior year, or 31% at constant currency. Please refer to the reconciliation of Adjusted EBITDA to Generally Accepted Accounting Principles (“GAAP”) financial measures in the attached, unaudited “Consolidated Statements of Operations.”

Total revenue for the year-to-date period ended August 25, 2013 was $98.7 million as compared to $105.0 million in the year-to-date period ended August 26, 2012. This is a 6% decrease as reported,

and is in line at constant currency. Profit from operations was $17.4 million compared to $21.7 million for the same period last year. This is a 20% decrease as reported, and a 1% increase at constant currency. Profit from operations for the year-to-date period ended August 25, 2013 included restructuring charges of $1.3 million to further align spending with current business initiatives. Net loss was $11.9 million, compared to a net loss of $7.1 million in the same period last year. This is a 66% increase as reported, and a 5% increase at constant currency. Net loss for the year-to-date periods ended August 25, 2013 and August 26, 2012 include a net loss on change in fair value of embedded derivatives of $1.0 million and $0.8 million respectively. Net loss for the year-to-date periods ended August 25, 2013 and August 26, 2012 includes a net loss on extinguishment of debt of $0.8 million and $0.9 million, respectively.

The Company reported Adjusted EBITDA, a non-GAAP financial measure, of $24.9 million, or 25% of revenue, compared to $26.4 million, or 25% of revenue, for the same period last year. This represents a gross decrease of 5% compared to the prior year, or an increase of 11% at constant currency. Please refer to the reconciliation of Adjusted EBITDA to Generally Accepted Accounting Principles (“GAAP”) financial measures in the attached, unaudited “Consolidated Statements of Operations.”

Second Quarter Results Conference Call

A conference call to review second quarter financial results will be held today, October 10, 2013, at 1:30 p.m. Eastern Time, and may be accessed by calling 1-877-941-9205 (U.S. only) or 1-480-629-9771 with a conference ID of 4643335. A recording of this conference call will be available later today at 1-800-406-7325 (U.S. only) or 1-303-590-3030 with a conference ID of 4643335 for 30 days.

About Stratus Technologies

Stratus Technologies is the leading provider of infrastructure based solutions that keep applications running continuously in today’s always-on world. Stratus enables rapid deployment of always-on infrastructures, from enterprise servers to clouds, without any changes to applications. Stratus’ flexible solutions – software, platform and services – prevent downtime before it occurs and ensure uninterrupted performance of essential business operations. www.stratus.com.

Forward-Looking Statements: This press release may contain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). You are cautioned that such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that could cause actual results to differ materially from those described in such forward-looking statements. Such risks and uncertainties include, but are not limited to: the continued acceptance of the Company’s products by the market; the Company’s ability to enter into new service agreements and to retain customers under existing service contracts; the Company’s ability to source quality components and key technologies without interruption and at acceptable prices; the Company’s ability to comply with certain covenants in the governing documents for the Company’s credit facilities and other debt instruments; the Company’s ability to refinance indebtedness when required; the Company’s reliance on sole source manufacturers and suppliers; the presence of existing competitors and the emergence of new competitors; the Company’s financial condition and liquidity and the Company’s leverage and debt service obligations; economic conditions globally and in the Company’s most important markets; developments in the fault-tolerant and high-availability server markets; claims by third parties that the Company infringes upon their intellectual property rights; the Company’s success in adequately protecting its intellectual property rights; the Company’s success in maintaining efficient manufacturing and logistics operations; the Company’s ability to recruit, retain and develop appropriately skilled employees; exposure for systems and service failures; fluctuations in foreign currency exchange rates; fluctuations in interest rates; current risks of terrorist activity and acts of war; the impact of changing tax laws; the impact of changes in policies, laws, regulations or practices of foreign governments on the Company’s international operations; and the impact of natural or man-made disasters. Any forward-looking statements in this press release are made as of the date hereof, and the Company undertakes no duty to further update such forward-looking statements.

# # #

Investor Relations	Press & Industry Analysts
Robert C. Laufer	Sally Bate
Senior Vice President, CFO	Director of Corporate Marketing
Stratus Technologies	Stratus Technologies
978-461-7343	978-461-7518
bob.laufer@stratus.com	sally.bate@stratus.com

© 2013 Stratus Technologies Bermuda Ltd. All rights reserved.

Stratus® is a trademark or registered trademark of ours. All other trade names, service marks and trademarks are the property of their respective holders. Our use or display of other parties’ trade names, service marks or trademarks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trade name, service mark or trademark owners.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS (Unaudited)

	August 25, 2013	February 24, 2013
	(Dollars and share data in thousands)

ASSETS

Current assets:
Cash and cash equivalents	$14,372	$22,163
Accounts receivable, net of allowance for doubtful accounts of $208 and $281, respectively	33,676	38,330
Inventory	5,640	6,687
Deferred income taxes	1,624	1,667
Prepaid expenses and other current assets	3,689	3,989

Total current assets	59,001	72,836

Property and equipment, net	9,310	10,443
Intangible assets, net	6,986	7,258
Goodwill	13,009	13,024
Deferred income taxes	9,448	9,687

Deferred financing fees	4,845	6,381

Other assets	1,632	1,795

Total assets	$104,231	$121,424

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND REDEEMABLE ORDINARY STOCK, AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Current portion of long-term debt	$5,000	$5,000
Accounts payable	7,370	7,763
Accrued expenses	10,805	15,661
Accrued interest payable	9,117	9,238
Income taxes payable	275	500
Deferred revenue	33,782	37,740

Total current liabilities	66,349	75,902

Long-term debt, net of discount	278,232	273,393
Embedded derivatives	20,630	20,252
Long-term deferred income taxes	424	424
Deferred revenue and other long-term liabilities	17,199	17,556

Total liabilities	382,834	387,527

Redeemable convertible preferred stock and redeemable ordinary stock:
Series A: 7,000 shares authorized; 6,561 shares issued and outstanding at August 25, 2013 and February 24, 2013	122,641	117,923
Series B: 20,524 shares authorized; 4,373 and 3,532 shares issued and outstanding at August 25, 2013 and February 24, 2013, respectively	81,733	63,479
Right to shares of Series B redeemable convertible preferred stock	4,828	5,518
Ordinary shares subject to puts, 767 and 773 shares issued and outstanding at August 25, 2013 and February 24, 2013, respectively	1,151	1,160

Total redeemable convertible preferred stock and redeemable ordinary stock	210,353	188,080

Stockholders’ deficit:
Ordinary stock, $0.5801 par value, 181,003 shares authorized; 28,045 and 28,039 shares issued and outstanding at August 25, 2013 and February 24, 2013, respectively	16,269	16,265
Series A ordinary stock: $0.5801 par value, 7,678 shares authorized; 0 shares issued and outstanding at August 25, 2013 and February 24, 2013	—	—
Series B ordinary stock: $0.5801 par value, 90,115 shares authorized; 19,204 and 15,512 shares issued and outstanding at August 25, 2013 and February 24, 2013	11,140	8,998
Additional paid-in-capital	—	—
Accumulated deficit	(515,097)	(478,778)
Accumulated other comprehensive loss	(1,268)	(668)

Total stockholders’ deficit	(488,956)	(454,183)

Total liabilities, redeemable convertible preferred stock and redeemable ordinary stock, and stockholders’ deficit	$104,231	$121,424

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

For the fiscal three-month periods ended August 25, 2013 and August 26, 2012

	August 25, 2013	August 26, 2012
	(Dollars in thousands)
REVENUE
Product	$19,443	$19,832
Service	31,750	32,701

Total revenue	51,193	52,533

COST OF REVENUE
Product	8,364	8,454
Service	12,810	13,618

Total cost of revenue	21,174	22,072

Gross profit	30,019	30,461

OPERATING EXPENSES
Research and development	5,658	6,217
Sales and marketing	7,351	7,859
General and administrative	5,040	5,183
Restructuring charges	1,209	43
Management fees	300	300

Total operating expenses	19,558	19,602

Profit from operations	10,461	10,859
Interest income	1	4
Interest expense	(12,893)	(12,399)
Loss on extinguishment of debt	(829)	(939)
Loss on change in fair value of embedded derivatives	(939)	(534)
Other expense, net	(446)	(304)

Loss before income taxes	(4,645)	(3,313)
Income taxes	803	898

Net loss	$5,448	$4,211

EBITDA TABLE:
Net loss	$5,448	$4,211
Add:
Interest expense, net	12,892	12,395
Income taxes	803	898
Depreciation and amortization	1,580	1,703

EBITDA (1)	$9,827	$10,785

Add:
Restructuring (a)	1,209	43
Stock-based compensation expense (b)	44	61
Management fees ©	300	300
Reserves (d)	835	126
Loss on extinguishment of debt (e)	829	939
Loss on change in fair value for embedded derivatives (f)	939	534
Other expense, net (g)	978	361

Total adjustments	5,134	2,364

Adjusted EBITDA (1)	$14,961	$13,149

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

For the fiscal six-month periods ended August 25, 2013 and August 26, 2012

	August 25, 2013	August 26, 2012
	(Dollars in thousands)
REVENUE
Product	$34,281	$39,470
Customer Service	52,908	53,716
Solution Services	11,500	11,842

Service	64,408	65,558

Total revenue	98,689	105,028

COST OF REVENUE
Product	15,249	15,631
Customer Service	17,569	19,394
Solution Services	8,479	8,459

Service	26,048	27,853

Total cost of revenue	41,297	43,484

Gross profit	57,392	61,544

OPERATING EXPENSES
Research and development	12,196	12,823
Sales and marketing	15,183	15,968
General and administrative	10,731	10,416
Restructuring charges	1,274	77
Management fees	600	600

Total operating expenses	39,984	39,884

Profit from operations	17,408	21,660
Interest income	3	10
Interest expense	(26,002)	(24,926)
Loss on extinguishment of debt	(829)	(939)
Loss on change in fair value of embedded derivatives	(1,003)	(825)
Other expense, net	(332)	(355)

Loss before income taxes	(10,755)	(5,375)
Income taxes	1,099	1,772

Net loss	($11,854)	($7,147)

EBITDA TABLE:
Net loss	($11,854)	($7,147)
Add:
Interest expense, net	25,999	24,916
Income taxes	1,099	1,772
Depreciation and amortization	3,515	3,426

EBITDA (1)	$18,759	$22,967

Add:
Restructuring (a)	1,274	77
Stock-based compensation expense (b)	98	102
Management fees ©	600	600
Reserves (d)	1,006	195
Loss on extinguishment of debt (e)	829	939
Loss on change in fair value for embedded derivatives (f)	1,003	825
Other expense, net (g)	1,352	664

Total adjustments	6,162	3,402

Adjusted EBITDA (1)	$24,921	$26,369

1)	EBITDA represents income (loss) before interest, taxes, depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition to other applications, EBITDA is used by us and others in our industry to evaluate and price potential acquisition candidates.

Adjusted EBITDA represents EBITDA with certain additional adjustments, as calculated pursuant to the requirements of the interest maintenance covenant under our Revolving Credit Facility. We present Adjusted EBITDA because we believe that it allows investors to assess our ability to meet the interest maintenance covenant under our Revolving Credit Facility.

Our management also uses Adjusted EBITDA internally as a basis upon which to assess our operating performance, and Adjusted EBITDA is also a factor in the evaluation of the performance of our management in determining compensation. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under Generally Accepted Accounting Principles (“GAAP’). Some of these limitations are:

•	EBITDA and Adjusted EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments;

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•	EBITDA and Adjusted EBITDA do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations; and

•	other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only supplementally, as described above. See the statements of cash flows.

a)	In order to better align expenses with anticipated revenues, we implemented restructuring programs in the quarter to date period ended August 25, 2013 as well as in prior years. These programs were designed to streamline our business model and centralize certain functions.

b)	In the quarter-to-date and year-to-date fiscal periods ended August 25, 2013 and August 26, 2012, we recorded non-cash stock-based compensation expense charges related to share-based awards to employees.
c)	On April 30, 2010 we entered into a four year advisory and strategic planning agreement with an investment banking firm. The yearly fee is $0.5 million.

On October 1, 2005, we entered into an Agreement for Management, Advisory, Strategic Planning and Consulting Services with Investcorp International, Inc., an affiliate of the Investcorp Group, and MidOcean US Advisor, LP, an affiliate of MidOcean, for an aggregate yearly fee of $0.7 million which renews on an annual basis. The payment of the yearly fee is restricted in the Senior Secured Notes and in the Second Lien Credit Facility until these credit facilities are paid in full.

The long-term accrued liability related to this yearly fee totaled $4.1 million and $3.8 million at August 25, 2013 and February 24, 2013, respectively.

d)	In the quarter-to-date and year-to-date fiscal periods ended August 25, 2013 and August 26, 2012, we recorded non-cash inventory write-downs.
e)	In the quarter-to-date and year-to-date fiscal period ended August 25, 2013 and August 26, 2012 we recorded a loss on extinguishment of debt related to the ECF payment in the fiscal second quarter 2014 and 2013, related to the Senior Secured Notes. The loss in each period is due to a premium, the write-off of a pro rata portion of deferred financing fees along with debt discount and related fees offset by the reduction in the value ascribed to the ECF embedded derivative liability.

f)	In the quarter-to-date and year-to-date fiscal periods ended August 25, 2013 and August 26, 2012, we recorded a loss due to the net change in fair value of the embedded derivatives related to the Senior Secured Notes.
g)	In the quarter-to-date fiscal period ended August 25, 2013, we recorded other expense, net of $1.0 million, primarily consisting of $0.6 million of miscellaneous and non-recurring charges, $0.3 million of net foreign currency loses and $0.1 million of bank fees.

In the year-to-date fiscal period ended August 25, 2013, we recorded other expense, net of $1.4 million, primarily consisting of $1.1 million of miscellaneous and non-recurring charges and $0.3 million of bank fees.

In the quarter-to-date fiscal period ended August 26, 2012, we recorded other expense, net of $0.4 million, primarily consisting of $0.2 million of miscellaneous and non-recurring charges, $0.1 of million bank fees and $0.1 million of net foreign currency losses.

In the year-to-date fiscal period ended August 26, 2012, we recorded other expense, net of $0.7 million, primarily consisting of $0.4 million of miscellaneous and non-recurring charges and $0.3 of million bank fees.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	26 weeks ended
	August 25, 2013	August 26, 2012
	(Dollars in thousands)
OPERATING ACTIVITIES
Cash flows provided by operating activities:
Net loss	($11,854)	($7,147)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3,515	3,426
Amortization of deferred financing costs and debt discount	6,455	5,747
Stock-based compensation	98	102
Provision for (recovery of) doubtful accounts	(274)	14
Inventory provision	1,002	195
Loss on extinguishment of debt	829	939
Premium on excess cash flow payment	(1,001)	(999)
Loss on change in fair value of embedded derivatives	1,003	825
Loss on sale of asset	—	31
Loss on retirement of property and equipment	38	31
Interest payable-in-kind	4,605	4,209
Changes in assets and liabilities
Accounts receivable	4,727	263
Inventory	(472)	270
Prepaid expenses and other current assets	279	(499)
Accounts payable	(309)	427
Accrued expenses	(4,649)	(1,126)
Accrued interest	(121)	(205)
Income taxes payable	(17)	420
Deferred revenue	(4,026)	(1,301)
Other long-term assets and liabilities	199	865

Net cash provided by operating activities	27	6,487

INVESTING ACTIVITIES
Cash flows used in investing activities:
Acquisition of property and equipment	(1,543)	(2,944)
Capitalization of software development costs	(440)	—
Acquisition of business	—	(1,175)
Acquisition of other long-term assets	(47)	(56)

Net cash used in investing activities	(2,030)	(4,175)

FINANCING ACTIVITIES
Cash flows used in financing activities:
Payments on long-term debt	(5,005)	(4,995)
Payment of equity issuance fees	(144)	—

Net cash used in financing activities	(5,149)	(4,995)
Effect of exchange rate changes on cash	(639)	(402)

Net decrease in cash and cash equivalents	(7,791)	(3,085)
Cash and cash equivalents at beginning of period	22,163	27,510

Cash and cash equivalents at end of period	$14,372	$24,425